Exhibit 21.1

Subsidiaries of On Holding AG

Name of Subsidiary	Jurisdiction of Incorporation

On Oceania Pty Ltd.	Australia

On Brazil Ltda.	Brazil

On Running Canada Inc.	Canada

On Running Sports Products (Shanghai) Company Ltd.	China

On Inc.	Delaware

On Cloud Service GmbH	Germany

On Hong Kong Ltd.	Hong Kong

On Japan K.K.	Japan

On AG	Switzerland

On Clouds GmbH	Switzerland

On Europe AG	Switzerland

On Vietnam Company Ltd.	Vietnam